January 3, 2023

VIA EDGAR

Irene Barberena-Meissner, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Webus International Ltd.

Amendment No. 2 to

Draft Registration Statement on Form F-1 Submitted

December 6, 2022

CIK No. 0001941158

Dear Ms. Barberena-Meissner,

On behalf of our client, Webus International Ltd. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 22, 2022, relating to the above referenced Amendment No. 2 to the Draft Registration Statement on Form F-1 (“Amended Draft Registration Statement No. 2”). The Company is concurrently submitting the Amended Draft Registration Statement No. 3 on Form F-1 (the “Amended Draft Registration Statement No. 3” or “Draft Registration Statement”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Amended Draft Registration Statement No. 2), all page references herein correspond to the page of the Amended Confidential Submission. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amended Draft Registration Statement No. 3.

 Amendment No. 2 to Draft Registration Statement on Form F-1

Cover Page

1.	We note your revised disclosure in response to prior comment 1 and reissue the comment. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE throughout your prospectus. In this regard, we note your disclosure on page i that substantially all the company's business is conducted by Youba Tech, the VIE in the PRC, and its subsidiary Webus Travel Agency.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the Company has removed terms such as “we” or “our” from the Draft Registration Statement when describing activities or functions of a VIE.

Risk Factors Summary

Risks Related to Corporate Structure, page 5

2.	We note your revised disclosure in response to prior comment 4 and reissue the comment in part. Please revise your summary of risk factors disclosure to state the significant liquidity risks that your corporate structure and being based in and having the majority of the Company’s operations in China poses to investors.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the Company has added in the summary of risk factors the following disclosure:

The investors may face significant liquidity risks because of our corporate structure and because we are based in and have the majority of the Company’s operations in China. See “Risk Factors – Risks Related to Corporate Structure – The investors may face significant liquidity risks because we utilize the VIE structure and are based in and have the majority of the Company’s operations in China” and “Risk Factors – Risks Related to Doing Business in China – To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in the PRC or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets” on page 38.

Transfer of Cash to and From Our Subsidiaries and the VIE, page 12

3.	We note your revised disclosure in response to prior comment 5 that in order for you to pay dividends to your shareholders, you may rely on payments made from the VIE and its subsidiary to the WFOE, from the WFOE to Webus HK, from Webus HK to Webus International, and finally from Webus International to Webus, and certain payments from the WFOE to Webus HK are subject to PRC taxes, including business taxes and VAT. You further disclose that as of the date of this prospectus, the VIE and its subsidiary have not made any "other" transfers, loans, or distributions. Please clarify whether payments have been made from the WFOE to Webus HK have occurred and, if so, quantify the amounts of these payments.

Response: The Company hereby confirms that no payments have been made from the WFOE to Webus HK as of the date of this prospectus.

Any change of regulations and rules by Chinese government including potential additional requirements on cybersecurity review..., page 51

4.	We note your revised disclosure in response to prior comment 7 stating that based on your business patterns and development plans, the number of individuals whose personal data is held by you is unlikely to reach the threshold of one million within the upcoming two years, and the personal data held by you is unlikely to affect national security. Please revise to explain if the conclusion that the personal data held by you is "unlikely" to affect national security is your belief and the basis for this belief.

Response: We have revised the disclosure as follows:

“Furthermore, based on our business patterns and development plans, the number of individuals whose personal data is held by us is unlikely to reach the threshold of one million within the upcoming two years, and AllBright Law Offices, our counsel as to PRC law, has advised us that the personal data held by us is unlikely to affect national security.”

5.	You revised in response to prior comment 7 to disclose that the existing PRC law and regulations does not "explicitly" require DPOs that have the personal information of more than one million users after listing to apply for Cybersecurity Review. In this regard, if at any time in the future that you reach the threshold of holding the personal information of more than 1 million users, please also disclose if you believe you would voluntarily report for Cybersecurity Review. Please also disclose if at some point as you have the personal information of more than one million users after listing, if you believe at any repeat registration statement, or merger, restructuring or other transaction you could be subject to a Cybersecurity Review or must report for such a review at that time.

Response: We revised the disclosures as follows:

“AllBright further advises us that if at any time in the future, a competent government authority determines that our data processing activities may affect national security, we may be subject to the cybersecurity review. If, at any time in the future, we reach the threshold of holding the personal information of more than one million users, we will voluntarily apply for Cybersecurity Review even though we are not explicitly required to do so. If we reach the threshold of holding the personal information of more than one million users after listing, we do not believe we will be subject to a Cybersecurity Review or must apply for such a review for any repeat registration statement, merger, restructuring, or other transaction based on AllBright’s advice.”

6.	You disclose that the CAC has promulgated the Measures for Security Assessment for Outbound Data Transfer, which became effective on September 1, 2022. The Measures apply to the security assessment of "Important Data" and personal information collected and generated during operation within the territory of the People’s Republic of China and transferred abroad by a data handler. Please explain the concept of "Important Data."

Response: We have added the following disclosure:

“As stipulated by Article 19 of the Measures for Security Assessment for Outbound Data Transfer, Important Data refers to the data that, once tampered with, destroyed, leaked, illegally obtained or illegally used, may endanger national security, economic operation, social stability, or public health and security.”

7.	We note your disclosure that you do not believe you will be subject to the Measures for Security Assessment for Outbound Data Transfer, considering, in part, that you do not anticipate reaching the one million threshold to trigger the assessment by the CAC. However, you disclose earlier on this page that based on your business patterns and development plans, the number of individuals whose personal data is held by you is unlikely to reach the threshold of one million within the upcoming two years. Please revise to clarify and reconcile these disclosures.

Response: We note the Staff’s comment, and in response hereto, respectfully advise that the Company has added the following disclosure:

“However, once we reach the one million threshold, we believe we will be subject to assessment by the CAC.”

Our Industry, page 88

8.	It does not appear you revised disclosure in response to prior comment 9. Please revise your disclosure to include balancing language to emphasize the prospective nature of the CAGR projections you include in this section derived from the Frost & Sullivan report you commissioned in September 2022.

Response: We have added the balancing language to emphasize the prospective nature of the CAGR projection.

Regulations Relating to Cyber Security and Data Security

Data Security Law, page 107

9.	We note your revised disclosure in response to prior comment 11 that as of the date of this prospectus, you have not transferred any user information to places outside of the PRC and you do not anticipate transferring any user information outside of the PRC after the offering. Please discuss instances, if any, when you would need to transfer user data outside of the PRC.

Response: We note the Staff’s comment has added the following disclosure:

“Furthermore, with the gradual relaxation of policies on the prevention and control of COVID-19 in the PRC, we anticipate outbound travel by PRC residents will increase significantly. Correspondingly, although we do not anticipate transferring any user information outside of the PRC after the offering, our PRC users may have the potential needs to make reservations inside PRC and enjoy travel services overseas. Under such circumstances, we may need to transfer user data outside of the PRC to Wetour or our overseas business partners to satisfy our PRC users’ needs and such user data is mainly the user’s information required for reservation such as the user’s name and contact information which we believe is not Important Data or sensitive personal information; if we cumulatively transfer abroad the personal information of more than 100,000 PRC users, we believe we will be subject to assessment by the CAC.”

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Fang Liu
Fang Liu, Esq.
VCL Law LLP

cc:	Nan Zheng, Chief Executive Officer, Webus International Ltd.